Exhibit 99.1

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Cash and cash equivalents	$2,258,679	$4,932,048
Restricted cash	30,933,928	25,875,556
Accounts receivables, net	5,507,862	6,939,352
Inventories	32,678	30,348
Loan receivables due from third parties	21,092,419	17,670,652
Due from related parties	105,183	94,023
Other current assets	68,651	3,502,550
Other receivables	548,574	3,545,753
Total current assets	60,547,974	62,590,282

Pledged deposits	380,816	462,835
Property and equipment, net	40,949	65,073
Intangible assets, net	3,508,533	3,977,867
Right of use assets	104,145	346,017
Goodwill	261,087	261,087
Total non-current assets	4,295,530	5,112,879

Total Assets	$64,843,504	$67,703,161

LIABILITIES
Customer pledged deposits	$7,744	$7,664
Unearned income	111,613	130,772
Reserve for financial guarantee losses	601,121	579,364
Dividends payable	480,000	480,000
Tax payable	2,072,195	1,767,214
Due to related parties	282,624	281,369
Warrant liabilities	41,707	13,977
Operating lease liabilities, current portion	126,861	191,643
Accrued expenses and other liabilities	1,707,952	1,642,060
Bank loans	5,883,902	8,826,054
Total current liabilities	11,315,719	13,920,117

Operating lease liabilities, noncurrent portion	-	102,767
Deferred tax liabilities	571,960	793,848
Total non-current Liabilities	571,960	896,615

Total Liabilities	$11,887,679	$14,816,732

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	$11,368,527	$11,025,327
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	202,592	202,592
Accumulated deficit	(15,200,915)	(14,330,288)
Accumulated other comprehensive income	2,613,680	2,310,369
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$33,383,805	$33,607,921

Noncontrolling interests	19,572,020	19,278,508
Total Equity	52,955,825	52,886,429
Total Liabilities and Equity	$64,843,504	$67,703,161

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Revenue from services	$330,788	$649,587
Revenue from healthcare service packages	-	52,319
Cost of Revenue	-	(48,036)
Net revenue of services	330,788	653,870

Commission and fees on financial guarantee services	191,920	187,505
(Provision) recovery of provision for financial guarantee services	(15,586)	38,055
Commission and fee income on guarantee services, net	176,334	225,560

Interest and fees income
Interest income on loans due from third parties	998,827	942,264
Interest income on deposits with banks	271,212	190,121
Total interest and fees income	1,270,039	1,132,385

Operating income	1,777,161	2,011,815

Operating expenses
Salaries and employee surcharges	564,110	598,999
Other operating expenses	1,514,281	1,836,842
Changes in fair value of warrant liabilities	27,729	2,631
Total operating expenses	2,106,120	2,438,472

Other income (expenses)
Other income (expenses), net	(155,633)	7,664
Interest income (expenses), net	11,127	879
Total other income (expenses)	(144,506)	8,543
Loss before income taxes	(473,465)	(418,114)

Income tax benefit	13,068	592,521

Net (loss) income	(460,397)	174,407
Less: Net loss attributable to noncontrolling interests	(67,030)	(420,663)
Net loss attributable to Roan Holding Group Co., Ltd.’s shareholders	$(527,427)	$(246,256)

Comprehensive income (loss)
Net loss	(460,397)	174,407)
Foreign currency translation	529,793	2,222,871
Less: Comprehensive loss attributable to noncontrolling interests	(226,482)	(1,129,889)
Total comprehensive income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(157,086)	$1,267,389

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887
Loss per share
Net loss per share – Basic and Diluted	$(0.02)	$(0.01)

*	The Company used net loss as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company suffered loss, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)

(Expressed in U.S. dollar, except for the number of shares)

Six months ended June 30, 2021

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2020	25,287,851	$-	715,000	$11,025,327	291,795,150	$31,087,732	$3,312,189	$202,592	$(14,330,288)	2,310,369	19,278,508	52,886,429
Net loss	-	-	-	-	-	-	-	-	(527,427)	-	67,030	(460,397)
Deconsolidation of subsidiaries	-	-	-	-	-	-	-		-	-	-	-
Dividend to shareholders	-	-	-	343,200	-	-	-	-	(343,200)		-	-
Transfer to statutory reserve	-	-	-	-	-	-	-			-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	303,311	226,482	529,793
Balance as of June 30,2021 (unaudited)	25,287,851	$-	715,000	$11,368,527	291,795,150	$31,087,732	$3,312,189	$202,592	$(15,200,915)	2,613,680	19,572,020	52,955,825

Six months ended June 30, 2020

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2019	25,287,851	$-	715,000	$10,338,927	291,795,150	$31,087,732	$3,312,189	$658,662	$(12,407,304)	(7,906)	17,110,521	50,092,821
Net income (loss)	-	-	-	-	-	-	-	-	(246,256)	-	420,663	174,407
Dividend to shareholders	-	-	-	343,200	-	-	-	-	(343,200)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	136,422	-	-	-	136,422
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	1,092,982	1,129,889)	2,222,871
Balance as of June 30, 2020 (unaudited)	25,287,851	$-	715,000	$10,682,127	291,795,150	$31,087,732	$3,312,189	$795,084	$(12,996,760)	1,085,076	18,661,073	52,626,521

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net (loss) income	$(460,397)	$174,407
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	539,327	577,139
Bad debt provision	330,573	338,814
Provision (recovery of provision) for financial guarantee losses	15,586	(38,055)
Deferred tax benefits	(219,226)	(851,408)
Changes in fair value of warrant liabilities	27,730	2,631
Loss (gain) from lease modification	20,386	(7,055)
Accretion of finance leases	4,900	7,244
Changes in operating assets and liabilities:
Accounts receivables	1,112,931	(6,039,350)
Inventories	(2,330)	-
Other current assets	3,419,669	3,156,547
Other receivables	2,997,179	(3,343,895)
Pledged deposits and other non-current assets	82,099	5,044,909
Advances from customers	(19,159)	(10,734)
Tax payable	304,981	67,099
Accrued expenses and other liabilities	67,147	1,182,426
Net Cash Provided by Operating Activities	8,221,396	260,719

Cash Flows from Investing Activities:
Repayment (disbursement) of loans to third parties	(3,433,781)	(18,504,614)
Redemption of short-term investment	-	8,610,796
Payment of due from related party	(11,160)	(140,531)
Net Cash Used in Investing Activities	(3,444,941)	(10,034,349)

Cash Flows from Financing Activities:
Repayment of bank loans	(2,942,152)	-
Payment of lease liabilities	(13,320)	(111,785)
Net Cash Used in Financing Activities	(2,955,472)	(111,785)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	564,020	2,123,282

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	2,385,003	(7,762,133)
Cash, cash equivalents, and restricted cash in banks at beginning of year	30,807,604	22,145,525
Cash, cash equivalents, and restricted cash in banks at end of year	$33,192,607	$14,383,392

Supplemental Cash Flow Information
Cash paid for interest expense	$146,215	$-
Cash paid for income taxes	$-	$179,373

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	June 30, 2021	June 30, 2020
Cash and cash equivalents	$2,258,679	4,723,231
Restricted cash in banks	30,933,928	9,660,161
Total cash, cash equivalents and restricted cash	$33,192,607	14,383,392

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. On November 27, 2019, the BVI Registrar of Corporate Affairs approved the Company’s name change to Roan Holdings Group Co., Ltd., and on January 8, 2020, the Financial Industry Regulatory Authority (“FINRA”) accepted the Company’s request for the following changes on the Over the Counter Bulletin Board (“OTCBB”): (1) the name change from China Lending Corporation to Roan Holdings Group Co., Ltd., and (2) the ticker symbol change from “CLDOF” to “RAHGF” for its ordinary shares and from “CLDCF” to “RONWF” for its warrants. The new CUSIPS of the Company’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively.

On December 30, 2019, the Company set up Fortis Health Industrial Group Limited in Hong Kong, which was a holding company of Yifu Health Industry (Ningbo) Co., Ltd., formerly known as Ningbo Ding Tai Financial Leasing Co., Limited. It commenced operation in health industry in 2020. On February 28, 2020, a new wholly-owned subsidiary, Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”), was incorporated under the laws of the PRC. Its principal business is providing insurance technology services and related services. On March 3, 2020, a new wholly-owned subsidiary, Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”), was incorporated under the laws of the PRC, which provides services in health management, health big data management and blockchain technology-based health information management.

Disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”)

On September 30, 2020, the Company entered into an agreement with Urumqi Fengxunhui Management Consulting Co., Ltd. (“Fengxunhui”), pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin with a consideration of $15,325 (RMB100,000). Upon closing of the disposition, the Company released all equity interests in Ding Xin to Fengxunhui’s shareholders.

As of June 30, 2021, the Company was mainly engaged in financial guarantee services, debt collection services and financial consulting services through Lixin Cayman and its subsidiaries.

The accompanying condensed consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:

Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	● A BVI company ● Incorporated on November 19, 2014 ● A holding company	100% owned by Roan
China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”)	● A Hong Kong company ● Incorporated on February 11, 2015 ● A holding company ● Formerly known as China Feng Hui Financial Holding Group Co., Limited	100% owned by Adrie
Fortis Health Industrial Group Limited (“FHIG”)	● A Hong Kong company ● Incorporated on December 30, 2019 ● A holding company	100% owned by Adrie
Xinjiang Feng Hui Jing Kai Direct Lending Limited(“XJJK)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 14, 2015 ● Registered capital of $18 million ● A holding company	100% owned by Roan HK
Yifu Health Industry (Ningbo) Co., Ltd. (“YFH”)	● A PRC company ● Incorporated on December 19, 2016 ● Registered capital of $30 million ● Planning for financial lease services ● Formerly known as Ningbo Ding Tai Financial Leasing Co., Limited.	100% owned by FHIG
Zeshi (Hangzhou) Health Management Co., Ltd. (“ZSH”)

●     A PRC company

●     Incorporated on March 3, 2020

●     Registered capital of RMB 5 million

●     Engaged in providing services in health management, health big data management and blockchain technology-based health information management.

100% indirectly owned by FHIG
Ningbo Zeshi Insurance Technology Co. (“ZSIT”)	● A PRC company ● Incorporated on February 28, 2020 ● Registered capital of RMB 5 million ● Engaged in insurance technology services and related services.	100% indirectly owned by FHIG
Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Zeshi”)

●     A PRC limited liability partnership

●     Incorporated on December 21, 2017

●     Acquired on November 29, 2019

●     Registered capital of $7,750,878 (RMB 51 million)

●     Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

100% indirectly owned by FHIG
Lixin Financial Holdings Group Limited (“Lixin Cayman”)	● A Cayman company ● Incorporated on October 25, 2017 ● A holding company	65.0177% owned by Roan
Lixin Financial Holdings (BVI) Limited (“Lixin BVI”)	● A BVI company ● Incorporated on November 29, 2017 ● A holding company	100% owned by Lixin Cayman
Lixin Financial Holdings Group Limited (“Lixin HK”)	● A Hong Kong company ● Incorporated on January 15, 2018 ● A holding company	100% owned by Lixin BVI
Zhejiang Lixin Enterprise Management Group Go., Ltd. (“LXEM”)

●     A PRC limited liability company

●     Incorporated on July 3, 2015

●     Registered capital of $16,162,259 (RMB 101 million) with registered capital fully paid-up

●     Engaged in financial guarantee services and related assessment and management services

99% owned by Lixin HK and 1% owned by FHIG
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd (“JYX”)

●     A PRC limited liability company

●     Incorporated on January 5, 2013

●     Registered capital of $48,517,261 (RMB 303 million) with registered capital fully paid-up

●     Engaged in financial guarantee services and related assessment and management services

93.4% owned by Zhejiang Lixin
Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”)

●     A PRC limited liability company

●     Incorporated on March 21, 2017

●     Registered capital of $4,358,565 (RMB 30 million) with $2,905,710 registered capital paid-up

●     Engaged in provision of consulting and assessment services to customers and facilitates financial guarantee services between customers and guarantors

100% owned by Zhejiang Jingyuxin
Lixin Supply Chain Management (Tianjin) Co., Ltd. (“LXSC”)	● A PRC limited liability company ● Incorporated on December 19, 2017 ● Registered capital of $1,513,226 (RMB 10 million) ● Planning for provision of supply chain management service	100% owned by LAM

The Company’s condensed consolidated statements of operations and comprehensive losses also includes Ding Xin’s 99%-owned subsidiary, Zhiyuan Commercial Factoring (Guangzhou) Co., Limited. (“Zhiyuan”), for the six months ended June 30, 2020, which were disposed and deconsolidated on September 30, 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated through the consolidation process.

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Form 20-F for the years ended December 31, 2020 and 2019.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determination of fair value of acquiree, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for loan receivables relating to direct loan business, estimates of allowances for other doubtful accounts, valuation of deferred tax assets, assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and other provisions and contingencies.

Recently issued accounting pronouncements

Effective January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The new standard replaces the ‘incurred loss methodology’ credit impairment model with a new forward-looking “methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.” In applying the new standard, the Company has adopted the loss rate methodology to estimate historical losses on loans receivable and other receivables. The Company has adopted the aging methodology to estimate the credit losses on accounts receivables. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company’s adoption of ASC 326 did not result in a material change in the carrying values of the Company’s financial assets on the transition date. Periods prior to January 1, 2020 that are presented for comparative purposes have not been adjusted.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides “optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued.” The amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is still evaluating the impact of this new standard on its consolidated financial statements.

Effective January 1, 2020, the Company adopted ASU 2018-15, Intangibles – Goodwill and Other Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract on a prospective basis. The update aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service agreement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The adoption of ASU 2018-15 on January 1, 2020 using the prospective transition approach has not resulted in an impact to the Company’s consolidated financial statements as the Company did not have Cloud Computing Arrangements.

In August 2020, the FASB issued ASU 2020-06: Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivative and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusion. In addition, this ASU improves and amends the related EPS guidance. These amendments are effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company has completed its assessment and concluded that this update has no significant impact to the Company’s consolidated financial statements.

3.	RESTRICTED CASH

Restricted cash represents cash pledged with banks, other financial institutions, and other guaranteed creditors as guarantor deposits for the Company’s guarantee service customers. The banks, other financial institutions, or other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount, and the other financial institutions requires a cash deposit of 50% of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

At the same time, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks, other financial institutions, and other guaranteed creditors for their loans if the customer does not pledge or collateralize other assets with the Company. The Company records the deposit received as restricted cash on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the loan and the Company’s guarantee obligation expires.

The Company’s restricted cash is comprised of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Restricted cash in banks and other financial institutions	$21,950,872	$16,986,667
Restricted cash in other guaranteed creditors	8,983,056	8,888,889
	$30,933,928	$25,875,556

4.	ACCOUNTS RECEIVABLE, NET

The accounts receivable consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts receivable	$6,575,198	$7,679,722
Less: allowance for credit losses	(1,067,336)	(740,370)
	$5,507,862	$6,939,352

Movement of allowance for credit losses was as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Balance, opening	$740,370	$405,802
Provisions	318,559	290,706
Foreign exchange (gain) loss	8,407	43,862
Balance, ending	$1,067,336	$740,370

5.	OTHER RECEIVABLES

Other receivables consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Receivable from a guarantee customer	$-	$3,187,739
Other receivables	554,224	363,664
Less: allowance for credit losses	(5,650)	(5,650)
	$548,574	$3,545,753

6.	LOANS DUE FROM THIRD PARTIES

	June 30, 2021	December 31, 2020
	(Unaudited)
Loans due from third parties	$21,131,865	$17,698,084
Less: allowance for credit losses	(39,446)	(27,432)
	$21,092,419	$17,670,652

As of June 30, 2021, the balance of loans due from third parties was comprised of interest bearing loans of $9.64 million, $4.90 million, and $6.54 million, due from three third parties, and a non-interest bearing loan of $0.05 million due from a third party. These interest bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $11.50 million are pledged either with real estate assets or customer’s trade receivables.

As of December 31, 2020, the balance of loans due from third parties was comprised of loans of $11.40 million, $3.31 million, $2.78 million, and $0.15 million due from four third parties, and a non-interest bearing loan of $0.05 million due from a third party. These interest bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $11.38 million, $3.31 million, $2.35 million，and $0.15 million are pledged either with real estate assets or customer’s trade receivables.

For the six months ended June 30, 2021 and 2020, a net provision of $12.01 thousand, and $27.43 thousand were charged against the consolidated statements of operations and comprehensive income (loss), respectively.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

As of June 30, 2021, loan of $3.65 million aged between 180 ~ 365 days, and loan of $1.49 million aged over one year. The Company has provided allowance for the past due loans.

Movement of allowance for credit losses was as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Balance at beginning of the year	$27,432	$4,870,838
Reduction due to deconsolidation	-	(4,870,838)
Provisions	12,014	27,432
Balance at end of the period/year	$39,446	$27,432

7.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Prepaid expenses	48,485	38,948
Prepayment to a supplier for procurement of healthcare products	20,166	3,463,602
	$68,651	$3, 502,550

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Electronic equipment	$138,498	$137,046
Vehicles	242,179	239,641
Office equipment	27,503	27,215
Leasehold improvements	14,230	49,618
Less: Accumulated depreciation	(381,461)	(388,447)
	$40,949	$65,073

Depreciation expenses were $9.00 thousand and $0.03 million for the six month ended June 30,2021 and 2020, respectively.

9.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)

Customer relationship	$168,583	$168,583
License	2,130,269	2,130,269
Non-Compete Agreements	2,636,015	2,636,015
Less: Accumulated amortization	(1,426,334)	(957,000)
	$3,508,533	$3,977,867

Amortization expenses totaled $0.47 million and $0.47 million for the six months ended June 30, 2021 and 2020.

The following table sets forth the Company’s amortization expenses for the six months ending June 30 of the following years:

2022	$469,029
2023	440,634
2024	107,642
2025	107,642
2026	107,642
Thereafter	322,925
$1,555,514

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accrued payroll	$404,930	$355,314
Dividends due to former shareholders of Zhejiang Jingyuxin (1)	184,335	182,375
Other current liabilities	1,118,687	1,104,371
	$1,707,952	$1,642,060

(1)	The balance represented the unpaid dividends due to former shareholders of Lixin, who sold equity interests in Lixin to the Company.

11.	INCOME TAX AND TAX PAYABLES

Tax payables consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Income tax payable	$1,498,373	$1,277,496
VAT tax payable	517,211	440,838
Other tax payable	56,611	48,880
Total Tax Payable	2,072,195	$1,767,214

Income tax:

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Roan HK and Lixin HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018 and 2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Roan HK and Lixin HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

PRC subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Income tax expenses consisted of the following:

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Current income tax expenses	$(206,158)	$(258,887)
Deferred income benefit	219,226	851,408
Income tax benefit	$13,068	$592,521

Below is a reconciliation of the statutory tax rate to the effective tax rate for the Company:

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
PRC statutory income tax rate	25%	25%
Effect of different income tax rate in other jurisdictions	338%	8%
Effect of non-deductible expenses	112%	3%
Effect of temporary differences	(1,855)%	(184)%
Effect of valuation of deferred tax allowance	1,377%	6%
Effective tax rate	(3)%	(142)%

Deferred tax assets (liabilities), net consisted of the following:

	June 30, 2021 (Unaudited)	December 31, 2020
Deferred tax assets
Allowance for doubtful loan receivables	27,870	23,772
Allowance on doubtful accounts	260,344	179,186
Accrued expenses	8,391	7,685
Lease liability	31,649	73,603
Net operating loss carrying forward	136,257	45,089
Less: valuation allowance	(133,351)	(42,208)
Total deferred tax assets	$331,160	$287,127
Deferred tax liabilities
Right-of-use assets	(25,982)	(86,504)
Recognition of intangible assets arising from business combination	(877,138)	(994,471)
Deferred tax liabilities, net	$(571,960)	$(793,848)

As of June 30, 2021 and December 31, 2020, the Company had net operating loss carryforwards of $0.55 million and $0.13 million, respectively. The net operating loss can be carried forward up to 2025 for PRC entities and can be carried forward for Hong Kong entities indefinitely. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. Therefore, valuation allowance was recognized against the deferred tax assets based upon management’s assessment as to their realization.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021 and December 31, 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

12.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended June 30, 2021 and 2020, respectively:

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net Loss Attributable to Roan Holding Group Co., Ltd.’s shareholders	$(527,427)	$(246,256)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887

Earnings per share
Net loss per share - Basic and Diluted	$(0.02)	$(0.01)

Basic loss per share to the ordinary shareholders are computed by dividing the net loss attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended June 30, 2021 and 2020. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Transactions with related parties

There was no related party transaction during the six months ended June 30, 2021.

During the six months ended June 30, 2020, the Company advanced a loan of $0.09 million to a shareholder, Yuan Shen. The loan is interest free and due on demand as of December 31, 2020. The Company has agreed to offset this loan with the other related party balance due to this same shareholder subsequent to yearend. (Refer to Note 18.2) below for balance due to this related party.

2)	Balances with related parties

As of June 30, 2021, the balance of due from related parties of $0.11 million consisted of various advances due on open account and non-interest bearing to various shareholders.

As of June 30,2021, the balance of due to related parties of $0.28 million is due to the shareholder, Yuan Shen, who advanced funds from time to time to support the Company’s holding companies’ operations. The balance is interest free and due on demand.

As of December 31, 2020, the balance of due from related parties of $0.09 million consisted of various advances due on open account and non-interest bearing to various shareholders.

As of December 31, 2020, the balance of due to related parties of $0.28 million is due to the shareholder, Yuan Shen, who advanced funds from time to time to support the Company’s holding companies’ operations. The balance is interest free and due on demand.

14.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Class A Preferred Share

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of $12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of $8.58 million from this private placement without issuance cost.

The Class A Shares are mandatorily redeemable at a price $12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares (“Mandatory Conversion Date”). Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the shareholder’s option after the closing of an initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”). The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, is equal to or exceeds $16.00, provided that such date is after the closing of the Business Combination.

In the event of a Reorganization Event occurring following the closing of the Business Combination (which includes certain business combinations involving the Company or the Company having confirmed that at least 80% of the Class A Shares originally issued have elected to been converted at the election of their holders), each Class A Share outstanding immediately prior to such Reorganization Event shall be redeemed by the Company by making a redemption payment equal to the greater of the following (as reasonably determined by the Company’s Board of Directors): (i) an amount in cash equal to the liquidation preference, plus an amount equal to accumulated and unpaid dividends as of (but excluding) the date of the Reorganization Event, per Class A Share that is so redeemed, or (ii) the kind of securities, cash and other property that the holder of the Class A Shares would have been entitled to receive if such holder had converted its Class A Shares into ordinary shares immediately prior to such Reorganization Event.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, presented below total liabilities but not included in the subtotal for total equity as of December 31, 2018. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

In December 2019, the Company’s board approved an amendment to the Memorandum and Articles of Association (“M&A”). Pursuant to the new M&A, each Class A Share is convertible into two ordinary shares (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, are equal to or exceeds $6.00, provided that such date is after the closing of the Business Combination.

The new M&A granted the Directors with the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day. In the event of a Reorganization Event occurring following the closing of the Business Combination, the directors also have the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day, or to repurchase or redeem any or all of the Class A Preferred Shares, in whole or in part (but in no event less than one Class A Preferred Share), for a cash amount equal to the value of the Class A Preferred Shares being repurchased or redeemed on an as-converted basis.

With the amendment to the M&A, the redemption of Class A Preferred Shares are no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption is not solely controlled by the holders of the preferred shares, it is not required to be classified out of permanent equity. The Class A Preferred Shares were classified as an equity as of June 30,2021 and December 31, 2020.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into two ordinary shares (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of June 30, 2021 and December 31, 2020, a dividend of $0.34 million and 0.69 million was accrued for the Convertible Redeemable Class A Preferred Shares and the balance for the Class A Preferred Shares was $11.03 million and $11.37 million, respectively.

Class B Preferred Share

On December 20, 2019, the Company issued 291,795,150 shares of Class B Preferred Shares in exchange for 65.0177% equity interest in Lixin Cayman and its subsidiaries.

The Class B Preferred Shares have the following characteristics with 1) No voting rights at a shareholder meeting or on any resolution of members; 2) No rights to receive any dividends declared on any shares of the Company; 3) Rights of liquidation preference. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class B Holders shall be entitled to receive, in priority to the holders of any other class of Shares in the Company, an amount equal to their pro rata share of the Class B Liquidation Preference Amount, which is calculated at an aggregation of RMB 276 million and liquidation premium of 8% per annum of RMB 276 million.

The Class B Shares are mandatorily converted into Ordinary Shares of the Company on the second anniversary of the original issue date of the Class B Shares, at a rate of 1 Ordinary Share per Class B Preferred Share so converted, or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before conversion date. Because the Company’s board has the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares. As such, the redemption provisions are solely at the discretion of the Company.

In the event of a Reorganization Event occurring following the closing of the an initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”), the directors also have the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day, or to repurchase or redeem any or all of the Class B Preferred Shares, in whole or in part (but in no event less than one Class B Preferred Share), for a cash amount equal to the value of the Class B Preferred Shares being repurchased or redeemed on an as-converted basis.

As the Class B Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions are solely at the discretion of the Company. The Class B Preferred Shares were classified as an equity as of June 30, 2021 and December 31, 2020.

The Company did not recognize the beneficial conversion feature for the Class B Preferred shares since each Class B Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class B Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of June 30, 2021 and December 31, 2020, the balance for Class B Preferred Shares was $31.09 million and $31.09 million.

15.	EQUITY

Ordinary share

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

On July 6, 2018, the Company and certain institutional investors entered into a securities purchase agreement (“Private Placement”), pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of approximately $2.0 million. Each investor will receive a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is $2.60. The Series A Warrants have an exercise price of $2.60. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. The closing of the offering took place on July 10, 2018. On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the Series B Warrant was exercised for 390,579 ordinary shares.

As of June 30, 2021 and December 31, 2020, there were 25,287,851 ordinary shares issued and outstanding.

Ordinary Shares Held in Escrow

Upon completion of the business combination between the Company and Adrie, an aggregate of 20 million ordinary shares were issued and 8 million of the issued ordinary shares were deposited in escrow (the “Escrow Shares”). One-third of the Escrow Shares (along with the related accrued dividends and distributions) was released in 2017, and two thirds of 8 million escrowed restricted shares were not released.

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of June 30, 2021 and December 31, 2020 there were 715,000 Class A preferred shares issued and outstanding. As of June 30, 2021 and December 31, 2020, there were 291,795,150 Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the six months ended June 30, 2021 and 2020 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	4.98 years	July 6, 2021
Grants of Series A Warrants	576,924	2.98 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	2.98 years	July 9, 2022
Grants of Series B Warrants	390,579	- years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*
Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*
Balance of warrants outstanding as of June 30, 2020 (unaudited)	9,903,401	1.02 years
Balance of warrants outstanding as of December 31, 2020	9,903,401	0.58 years	*
Balance of warrants outstanding as of June 30, 2021 (unaudited)	9,903,401	0.52 years

*	As of June 30, 2021 and December 31, 2020, the Company’s 9,903,401 shares of warrants were comprised of 9,903,401 shares which expired on July 6, 2021, and 623,078 shares which would expire on July 9, 2022, respectively.

Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of $2.60 per share. On January 9, 2019, the Board of the Company approved a downward adjustment of the exercise price from $2.6 to $1.18.

The Series A Warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $2.60 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series A Warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the Series A Warrants was classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018, December 31, 2020 and June 30, 2021, the Company estimated fair value of the Series A Warrants at $1.20 million, $0.01 million and $0.04 million, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018, December 31, 2020 and June 30, 2021, the Company estimated the fair value of Series A Warrants using the following assumption.

	On July 10, 2018	On December 31, 2020	On June 31, 2021
Terms of warrants	48 months	18 months	12 months
Exercise price	2.60	1.18	1.18
Risk free rate of interest	2.77%	0.12%	0.16%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.45	2.19

Series B Warrants

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date.

Based on an evaluation as discussed in FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series B Warrants were not considered indexed to its own stock because the settlement amount does not equal the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

Placement Agent Warrants

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as our placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, this warrant will have the same term as Series A Warrants, including exercise price, vesting period, antidilution terms and etc. As such, the same as the classification of the Series A Warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018, December 31, 2020 and June 30, 2021, the Company estimated fair value of the Placement Agent Warrants at $96.19 thousand, $1.00 thousand and $3.09 thousand, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on July 10, 2018, the Company incurred direct and incremental issuance costs of $0.31 million. These costs were allocated to common stock, Series A Warrants and Series B Warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

Statutory reserve

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2021 and December 31, 2020, the Company had statutory reserve of $0.20 million and 0.2 million, respectively.

16.	SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the six months ended June 30, 2021 and 2020, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

The following table presents summary information by segment for the six months ended June 30, 2021 and 2020, respectively:

	For the Six Months Ended June 30, 2021 (Unaudited)
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$681	$330,107	$330,788
Commission and fee income on guarantee services, net	369	175,965	176,334
Total interest and fee income	423,692	840,347	1,270,039
Net loss from operation	$(305,055)	$(23,904)	$(328,959)
Depreciation and amortization	$(135)	$(539,192)	$(539,327)
Income tax (expenses) benefits	$66,112	$(53,044)	$13,068
Segment loss	$(386,275)	$(74,122)	$(460,397)
Segment assets as of June 30, 2021	$10,763,084	$54,080,420	$64,843,504

	For the Six Months Ended June 30, 2020 (Unaudited)
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$4,283	$649,587	$653,870
Commission and fee income on guarantee services, net	-	225,560	225,560
Total interest and fee income	11,454	1,120,931	1,132,385
Net (loss) income from operation	$(1,102,308)	$675,651	$(426,657)
Depreciation and amortization	$(13,899)	$(543,737)	$(557,636)
Income tax (expenses) benefits	$(277,826)	$873,086	$595,260
Segment (loss) profit	$(1,382,116)	$1,556,523	$174,407
Segment assets as of June 30, 2020	$729,621	$51,062,553	$58,355,174

17.	DECONSOLIDATION OF DING XIN

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin with a consideration of $0.15 million (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders. Therefore, starting from September 30, 2020, the Company has no power to direct the relevant activities of Ding Xin due to the loss of control over Ding Xing. Accordingly, the Company deconsolidated Ding Xin and its 99%-owned subsidiary, Zhi Yuan, pursuant to guidance of ASC 810-10-40-4 which indicates that A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in paragraph 810-10-40-3A as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

Fair value

Consideration	$15,326
Less: carrying amount of Ding Xin’s net assets	(1,782,340)
Loss from deconsolidation	(1,767,014)
Other comprehensive loss	(190,396)
Non-controlling interest	4,162
Net loss from deconsolidation of subsidiaries	$(1,953,248)

18.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of June 30, 2021, the Company leases offices space under a number of non-cancellable operating lease arrangements, two of which had a term of over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2021	December 31, 2020
	(Unaudited)

Right of use assets	$104,145	$346,017

Operating lease liabilities, current portion	$126,861	$191,643
Operating lease liabilities, noncurrent portion	-	102,767
Total operating lease liabilities	$126,861	$294,410

As of June 30, 2021, the weighted average remaining lease term was 0.83 years, and discount rates were 4.75% for the operating lease.

As of December 31, 2020, the weighted average remaining lease term was 1.95 years, and discount rates were 4.75% for the operating lease.

Rental expense for the six months ended June 30, 2021 and 2020 was $0.08 million, and $0.11 million, respectively. Depreciation expenses were $0.06 million and 0.06 million for the six month ended June 30, 2021 and 2020, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

Twelve months ended June 30, 2021	$136,274
Twelve months ended June 30, 2022	-
Total lease payments	136,274
Less: imputed interest	(9,413)
Present value of lease liabilities	$126,861

19.	SUBSEQUENT EVENTS

On July 27, 2021, the Company signed a cooperation agreement with Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”), to form a joint venture, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”), to jointly develop business travel services. Pursuant to the agreement, the Company and Auvgo International will invest and hold 35% of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun Technology (Beijing) Co., Ltd. (“Shuzhiyun”), who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 30% equity in the joint venture.

On September 17, 2021, the Company signed an equity transfer agreement to sell 100% of the equity interest it held in China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”), a holding company that has no business operations, to Yuanjia Asset Management Co., Ltd., a BVI company (“Yuanjia”), for a total of approximately $367 (HK$2,200). The transaction was closed on September 30,2021. The total assets of Roan HK were $0.43 million as of September 30, 2021 and the total liabilities of Roan HK were $0.89 million as of September 30, 2021, resulting in a gain on deconsolidation of $0.46 million.

On September 30, 2021, the Company signed a cooperation agreement with Shenzhen Geile Information Technology Co., Ltd. (“Harvest” , formerly called “Shenzhen Harvest Business Ltd., Co.”), to jointly set up a consumer payment technology joint venture, FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”), to offer lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests. Pursuant to the agreement, the Company and Harvest will invest and hold 45% and 25% of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 30% equity in the joint venture.

On October 14, 2021, the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. (“Yifu”) signed a cooperation agreement with Shuzhiyun and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), to set up a joint venture to provide online medical consultation and traditional Chinese medicine, Fine C+ Health (Hangzhou) Technology Limited (“Fine C+ Health”). Pursuant to the agreement, Yifu and Shuzhiyu will invest and hold 40% and 30% of the equity in the joint venture, respectively, and Jingmu will make capital contributions for the remaining 30% equity in the joint venture. Shuzhiyun signed an agreement with the Company to vote in concert.

On October 18, 2021, the Company signed a cooperation agreement with Flourishing Technology Inc. (“Flourishing”) and media interactive technology experts to set up a joint venture, FINE C+ Interactive Technology (Hangzhou) Limited (“FINE C+ Interactive”), to jointly develop cultural and tourism services, education development industry business and personal financal services. Pursuant to the agreement, the Company and Flourishing and media interactive technology experts will invest and hold 35% and 51 % of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 14% equity in the joint venture.

On November 18, 2021, the Company signed a cooperation agreement with Harvest Horn (Beijing) Marketing Co., Ltd. (“Harvest Horn”) to set up an entertainment technology joint venture focusing on the theme park industry. Pursuant to the agreement, the Company’s subsidiary, FINE C+ Interactive and Roan’s partners will hold 70% equity jointly, and Harvest Horn’s subsidiary, Liuxinghuo will hold the remaining 30% equity.

On November 24, 2021, Hangzhou Zeshi invested RMB100,000 (approximately $0.02 million) in Hangzhou Future New Energy Enterprise Management Partnership (Limited Partnership) (“Future New Energy”) and held 1% of the equity of Future New Energy. The registered capital of Future New Energy is RMB 10 million (approximately $1.55 million).

On December 16, 2021, Hangzhou Zeshi invested RMB 2 million (approximately $309,760.56) in Medium Carbon Future New Energy Industry Development (Zhejiang) Co., Ltd., and held 2% its equity. Future New Energy invested RMB 20 million (approximately $3.10 million), and held 20% its equity. The registered capital of Future New Energy is RMB 100 million (approximately $15.49 million).

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements other than the above mentioned events.